

P.O. Box 423 Skøy
Telephone: +47
Telefax: +47
www.orkla.no




05006808

Ref.:
Harald Arnkværn, Chairman of the Corporate Assembly Tel.:+47 22433000
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 22544431

Date: 10 March 2005

Annual General Meeting 2005

The Annual General Meeting of Orkla ASA will be held at Ingeniørenes Hus, Kronprinsens gate 17, Oslo, on Thursday, 14 April 2005 at 3 p.m.

The notice of the Annual General Meeting and the Annual Report are scheduled to be sent out to all shareholders in week 12.

The Orkla share will be quoted exclusive of dividend on 15 April 2005. Dividends will be paid out on 3 May 2005.

The Nomination Committee has today presented its proposal for the election of members and deputy members to the Corporate Assembly.

The following shareholder-elected members of the Corporate Assembly are not up for election this year: Nils-Henrik Pettersson, Anniken Thue, Kurth A. Augustson, Jan Kildal, Rune Selmar, Svein Rennemo and Gunn Wærsted.

The Nomination Committee proposes that the following members be re-elected: Harald Arnkværn, Elisabeth Grieg, Marianne Lie, Johan H. Andresen jr., Svein Aaser and Idar Kreutzer. Astrid E. Sørgaard will not stand for re-election. The Nomination Committee proposes Arthur Slettberg, Oslo Pensjonsforsikring, as new member of the Corporate Assembly.

All the shareholder-elected deputy members are up for election. The Nomination Committee proposes that the following deputy members be re-elected: Terje Venold, Anne Birgitte Fossum, Scilla Treschow Hokholt and Christine Rødsæther. Atle Eide and Maalfrid Brath will not stand for re-election. The Nomination Committee proposes Westye Høegh, lawyer, and Ida Espolin Johnson, KLP, as new deputy members.

A proposal will be presented to the General Meeting to amend Article 18 of the Articles of Association to the effect that the General Meeting will elect a Nomination Committee which, in addition to presenting proposals to the General Meeting regarding the latter's election of members to the Corporate Assembly, will also present proposals to the shareholder-elected

members of the Corporate Assembly regarding their election of members to the Board of Directors, and to the Corporate Assembly regarding its election of the Chairman of the Board of Directors. It is proposed that the Nomination Committee should consist of two to four members in addition to the Chairman of the Corporate Assembly, who chairs the Nomination Committee. Provided that the proposed amendments to the Articles of Association are adopted by the General Meeting, the Nomination Committee has proposed that the current Nomination Committee, which will serve until 2006, be supplemented by Rune Selmar, Managing Director of the National Insurance Scheme Fund, and Leiv Askvig, CEO of Sundt AS, proposed by Mutual Series Fund, Inc. and Franklin Mutual Advisers.

The Nomination Committee's proposals and the grounds for its proposals will be explained at the Annual General Meeting.